UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT OT §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MAX SOUND CORPORATION

(Name of Issuer)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

57776X109

(CUSIP Number)

Laura E. Anthony, Esquire

625 N Flagler Dr Suite 600

West Palm Beach, FL 33401

(561) 514-0936

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57776X109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Vechery Family Trust DTD 10/9/84
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

3,188,774,546 (1)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

3,188,774,546 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,188,774,546 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.9% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	The Vechery Family Trust DTD 10/9/84 (the “Vechery Family Trust”) holds (A) 544,210,702 shares of Max Sound Corporation (“MAXD”) common stock (“Common Stock”) as of April 8, 2022 and (B) convertible notes issued by MAXD (“Notes”), which the Vechery Family Trust may convert into Common Stock. At the conversion rate in effect on May 31, 2022, the Vechery Family Trust would be entitled to 34,485,253,320 shares of MAXD Common Stock, if the Notes were fully converted, which exceeds the authorized but unissued shares of Common Stock available to MAXD. Of the 10,000,000,000 shares of Common Stock that MAXD is authorized to issue, 7,355,436,156 shares are issued and outstanding as of May 22, 2022. Accordingly, the Vechery Family Trust may convert Notes into Common Stock up to a maximum of the remaining authorized but unissued shares of Common Stock, which amount is 2,644,563,844 shares. Consequently, the Vechery Family Trust beneficially owns 3,188,774,546 shares of MAXD Common Stock, assuming the conversion rate in effect on May 31, 2022, when combined with the 544,210,702 shares of Common Stock it holds as of April 8, 2022.

The conversion rate of the Notes and the applicable discount are the subjects of a disagreement between the Vechery Family Trust and the issuer.

(2)	This percentage is calculated assuming full conversion of the Notes at the conversion rate in effect on May 31, 2022, up to the maximum of authorized but unissued shares of Common Stock as of May 22, 2022. Assuming no conversion of Notes, the Vechery Family Trust beneficially owns 7.4% of the outstanding Common Stock as of April 8, 2022.

CUSIP No. 57776X109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Vechery Grandchildren’s Trust DTD 12/26/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

485,643,940 (3)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

485,643,940 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 485,643,940 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% (4)
14.	Type of Reporting Person (See Instructions) OO

(3)	The beneficial ownership reported is the Vechery Grandchildren’s Trust DTD 12/26/12 (the “Vechery Grandchildren’s Trust”) beneficial ownership as of April 8, 2022.

(4)	Assuming full conversion of the Notes by the Vechery Family Trust at the conversion rate in effect on May 31, 2022, up to the maximum of authorized but unissued shares of Common Stock as of May 22, 2022, the percentage of class beneficially owned by the Vechery Grandchildren’s Trust would be 4.9%. Assuming no Note conversions by the Vechery Family Trust, and 7,355,436,156 shares of Common Stock outstanding as of May 22, 2022, the Vechery Grandchildren’s Trust beneficially owns 6.6% of the Common Stock outstanding.

CUSIP No. 57776X109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harvey T. Vechery
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,674,418,486 (5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,674,418,486 (5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,674,418,486 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.7% (6)
14.	Type of Reporting Person (See Instructions) OO

(5)	This number of shares of Common Stock beneficially owned represents the combined number of shares reported as beneficially owned by the Vechery Family Trust and the Vechery Grandchildren’s Trust as of April 8, 2022 assuming full conversion of the Notes at the conversion rate in effect on May 31, 2022.

(6)	Assuming full conversion of the Notes at the conversion rate in effect on May 31, 2022, up to the maximum of authorized but unissued shares of Common Stock as of May 22, 2022, the percentage of class beneficially owned by Harvey T. Vechery would be 36.7%. Assuming no conversion of Notes, Harvey T. Vechery would beneficially own 14.0% of the issued and outstanding shares of Common Stock as of May 22, 2022.

CUSIP No. 57776X109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Linda Vechery
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2€ ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,674,418,486 (7)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,674,418,486 (7)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,674,418,486 (7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.7% (8)
14.	Type of Reporting Person (See Instructions) IN

(7)	This number of shares of Common Stock beneficially owned represents the combined number of shares reported as beneficially owned by the Vechery Family Trust and the Vechery Grandchildren’s Trust as of April 8, 2022 assuming full conversion of the Notes at the conversion rate in effect on May 31, 2022.

(8)	Assuming full conversion of the Notes at the conversion rate in effect on May 31, 2022, up to the maximum of authorized but unissued shares of Common Stock as of May 22, 2022, the percentage of class beneficially owned by Harvey T. Vechery would be 36.7%. Assuming no conversion of Notes, Harvey T. Vechery would beneficially own 14.0% of the issued and outstanding shares of Common Stock as of May 22, 2022.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 (“Amendment”) to Schedule 13D amends and supplements the Schedule 13D previously filed on October 26, 2016, as amended by Amendment No. 1 to Schedule 13D filed on December 3, 2021 (together referred to as the “Original Schedule 13D”), each filed jointly by (i) The Vechery Family Trust DTD 10/9/84 (the “Vechery Family Trust”), (ii) The Vechery Grandchildren’s Trust DTD 12/26/12 (the “Vechery Grandchildren’s Trust”), (iii) Harvey T. Vechery, and (iv) Linda Vechery (together, the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Amendment amends and supplements the Original Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following to the existing Item 3:

On April 8, 2022, the Vechery Grandchildren’s Trust delivered to the Issuer a notice of conversion of $213,000 of an outstanding debt owed by the Issuer, in connection with a wire transfer made on February 16, 2021, into a total of 473,333,333 shares of Common Stock of the Issuer, at an applicable conversion price of $0.0009 per share, with a 50% discount on that conversion price, for an effective conversion price of $0.00045 . The 473,333,333 shares of Common Stock were issued to the Vechery Grandchildren’s Trust on April 8, 2022.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares described in Item 5(c), and all other Shares purchased since the filing of the Original Schedule 13D for investment. The Reporting Persons may make further acquisitions of the Issuer’s Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

As of the date of this Amendment, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board ;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of April 8, 2022:

(i)	The Vechery Family Trust DTD 10/9/84 (the “Vechery Family Trust”) holds (A) 544,210,702 shares of Max Sound Corporation (“MAXD”) common stock (“Common Stock”) as of April 8, 2022 and (B) convertible notes issued by MAXD (“Notes”), which the Vechery Family Trust may convert into Common Stock. At the conversion rate in effect on May 31, 2022, the Vechery Family Trust would be entitled to 34,485,253,320 shares of MAXD Common Stock, if the Notes were fully converted, which exceeds the authorized but unissued shares of Common Stock available to MAXD. Of the 10,000,000,000 shares of Common Stock that MAXD is authorized to issue, 7,355,436,156 shares are issued and outstanding as of May 22, 2022. Accordingly, the Vechery Family Trust may convert Notes into Common Stock up to a maximum of the remaining authorized but unissued shares of Common Stock, which amount is 2,644,563,844 shares. Consequently, the Vechery Family Trust beneficially owns 3,188,774,546 shares of MAXD Common Stock, assuming the conversion rate in effect on May 31, 2022, when combined with the 544,210,702 shares of Common Stock it holds as of April 8, 2022. Assuming full conversion of the Notes at the conversion rate in effect on May 31, 2022, up to the maximum of authorized but unissued shares of Common Stock as of May 22, 2022 the Vechery Family Trust beneficially owns 31.9% of the Common Stock that would be issued and outstanding. Assuming no additional conversion of Notes, the Vechery Family Trust beneficially owns 7.4% of the outstanding Common Stock as of May 22, 2022. The conversion rate of the Notes and the applicable discount are the subjects of a disagreement between the Vechery Family Trust and the issuer.

(ii)	The Vechery Grandchildren’s Trust DTD 12/26/12 (the “Vechery Grandchildren’s Trust”) beneficially owns 485,643,940 shares of Common Stock as of April 8, 2022. Assuming full conversion of the Notes by the Vechery Family Trust at the conversion rate in effect on May 31, 2022, up to the maximum of authorized but unissued shares of Common Stock as of May 22, 2022, the percentage of class beneficially owned by the Vechery Grandchildren’s Trust would be 4.9%. Assuming no Note conversions by the Vechery Family Trust, and 7,355,436,156 shares of Common Stock outstanding as of May 22, 2022, the Vechery Grandchildren’s Trust beneficially owns 6.6% of the Common Stock outstanding.

(iii)	Harvey T. Vechery and Linda Vechery are co-trustees of the Vechery Family Trust and the Vechery Grandchildren’s Trust. They each beneficially own 3,674,418,486 shares of Common Stock which represents the sum of the beneficial ownership of the Vechery Family Trust and the Vechery Grandchildren’s Trust as of April 8, 2022, assuming full conversion of the Notes at the conversion rate in effect on May 31, 2022. Assuming full conversion of the Notes at the conversion rate in effect on May 31, 2022, up to the maximum of authorized but unissued shares of Common Stock as of May 22, 2022, the percentage of class beneficially owned by Harvey T. Vechery and Linda Vechery would be 36.7%. Assuming no conversion of Notes, Harvey T. Vechery and Linday Vechery would each beneficially own 1,029,854,642 shares of Common Stock which represents 14.0% of the issued and outstanding shares of Common Stock as of May 22, 2022.

(b)	The information set forth in Item 5(a) of this Amendment is incorporated herein by reference. The Vechery Family Trust and Mr. Vechery and Mrs. Vechery, as co-trustees of the Vechery Family Trust, share voting and dispositive power over the all shares of Common Stock beneficially owned by the Vechery Family Trust. The Vechery Grandchildren’s Trust and Mr. Vechery and Mrs. Vechery, as co-trustee of the Vechery Grandchildren’s Trust, share voting and dispositive power over the 485,643,940 shares of Common Stock held by the Vechery Grandchildren’s Trust.

(c)	The Reporting Persons effected the following transactions, as applicable, in the Common Stock and derivative securities of the Issuer relating to the Common Stock from the date of the earliest event on April 8, 2022 and through the date of this filing:

Date	Nature of Transaction	Number of Shares	Price per Share ($)	Where and How Effected
04/08/2022	Conversion of Convertible Note	473,333,333	0.00045	Private transaction whereby Issuer issued 473,333,333 shares of Common Stock to the Vechery Grandchildren’s Trust subsequent to a Notice of Conversion submitted to Issuer on April 8, 2022, converting an outstanding principal balance of $213,000 at an effective conversion price of $0.00045.

(d)	Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to the Original Schedule 13D and were incorporated by reference in this Amendment.

The Reporting Persons are parties to an agreement with respect to the joint filing of the Original Schedule 13D and any amendments hereto. A copy of such agreement was attached as Exhibit 99.1 to the Original Schedule 13D and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Document

99.1

Joint Filing Agreement, dated as of October 26, 2016, by and among the Reporting Persons (incorporated by reference to the Exhibit 99.1 to Original Schedule 13D filed by the Reporting Persons on October 26, 2016).

99.2

8% Convertible Redeemable Note due October 7, 2016 for original principal amount of $1,000,000 issued to the Vechery Family Trust (incorporated by reference to the Exhibit 10.34 to Form 10-K for year ended December 31, 2015 filed by the Issuer on March 30, 2016).

99.3

Class A Common Stock Purchase Warrant dated October 7, 2015 to purchase 1,000,000 shares of Common Stock issued to the Vechery Family Trust (incorporated by reference to the Exhibit 99.3 to Original Schedule 13D filed by the Reporting Persons on October 26, 2016).

99.4

8% Convertible Redeemable Note due October 26, 2016 for original principal amount of $1,000,000 issued to the Vechery Family Trust (incorporated by reference to the Exhibit 10.26 to Form 10-K for year ended December 31, 2015 filed by the Issuer on March 30, 2016).

99.5

Class A Common Stock Purchase Warrant dated October 26, 2015 to purchase 1,000,000 shares of Common Stock issued to the Vechery Family Trust (incorporated by reference to the Exhibit 99.5 to Original Schedule 13D filed by the Reporting Persons on October 26, 2016).

99.6

8% Convertible Redeemable Note due March 10, 2017 for original principal amount of $50,000 issued to the Vechery Grandchildren’s Trust (incorporated by reference to the Exhibit 5 to Form 10-Q for quarter ended March 31, 2016 filed by the Issuer on May 18, 2016).

99.7

8% Convertible Redeemable Note due March 14, 2017 for original principal amount of $80,000 issued to the Vechery Grandchildren’s Trust (incorporated by reference to the Exhibit 7 to Form 10-Q for quarter ended March 31, 2016 filed by the Issuer on May 18, 2016).

99.8

8% Convertible Redeemable Note due March 25, 2017 issued to the Vechery Family Trust in principal amount of $870,000, which is the aggregate amount of cash consideration the Vechery Family Trust paid to the issuer in exchange for the Note. The terms of the Note provided the Vechery Family Trust an option, which was not exercised, to invest an additional $1,000,000 in cash consideration for an additional $1,000,000 in principal amount (incorporated by reference to Exhibit 99.8 to Original Schedule 13D filed by the Reporting Persons on October 26, 2016).

99.9	8% Convertible Redeemable Note due April 8, 2017 for original principal amount of $600,000 issued to the Vechery Family Trust (incorporated by reference to the Exhibit 99.9 to Original Schedule 13D filed by the Reporting Persons on October 26, 2016).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2022

THE VECHERY FAMILY TRUST DTD 10/9/84

By:	/s/ Harvey T. Vechery
Name:	Harvey T. Vechery
Title:	Co-Trustee

By:	/s/ Linda Vechery
Name:	Linda Vechery
Title:	Co-Trustee

THE VECHERY GRANDCHILDREN’S TRUST DTD 12/26/12

By:	/s/ Harvey T. Vechery
Name:	Harvey T. Vechery
Title:	Co-Trustee

By:	/s/ Linda Vechery
Name:	Linda Vechery
Title:	Co-Trustee

/s/ Harvey T. Vechery
Harvey T. Vechery

/s/ Linda Vechery
Linda Vechery